UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Guidance Software, Inc.

(Name of Subject Company)

Galileo Acquisition Sub Inc.

(Offeror)

Open Text Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

401692108

(CUSIP Number of Class of Securities)

Gordon A. Davies

Open Text Corporation

Executive Vice President, Chief Legal Officer and Corporate Development

275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1

519-888-7111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Aaron J. Meyers, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$237,305,991	$27,504

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of the sum of (a) the product of (x) 33,431,155 shares of common stock issued and outstanding, minus 457,335 shares owned by Open Text Corporation as of August 3, 2017 and (y) the offer price of $7.10 per share and (b) the product of (x) 449,559 shares (using the treasury stock method) issuable upon the exercise of outstanding options with an exercise price less than the offer price of $7.10 per share and (y) the offer price of $7.10 per share.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $27,504	Filing Party: Galileo Acquisition Sub Inc. And Open Text Corporation
Form or Registration No.: Schedule TO	Date Filed: August 8, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Galileo Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), with the Securities and Exchange Commission on August 8, 2017 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Guidance Software, Inc., a Delaware corporation (“Guidance”), at a price of $7.10 per Share in cash, without interest and net of applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2017 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) (and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

All capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11.	Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

The subsection of Section 15 of the Offer to Purchase titled “Litigation” is hereby amended and supplemented by adding the following sentence as a new paragraph to the end of the subsection:

On August 25, 2017, the plaintiff in the Lazzaro action withdrew his motion for preliminary injunction seeking to enjoin Company and Parent from consummating the transactions contemplated by the Merger Agreement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2017

OPEN TEXT CORPORATION

By:	/s/ Gordon A. Davies
Name: Gordon A. Davies
Title: EVP, CLO and Corporate Development

GALILEO ACQUISITION SUB INC.

By:	/s/ Gordon A. Davies
Name: Gordon A. Davies
Title: President and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 8, 2017*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(5)(A)	Press Release issued by Open Text Corporation on July 26, 2017 (incorporated by reference to the pre-commencement communication filing on Schedule TO filed by Open Text Corporation with the Securities and Exchange Commission on July 26, 2017)*

(a)(5)(B)	Press Release issued by Open Text Corporation on August 8, 2017*

(a)(5)(C)	Form of summary advertisement, published in The New York Times on August 8, 2017*

(b)(1)	Amended and Restated Credit Agreement among Open Text Corporation and certain of its subsidiaries, the Lenders, Barclays Bank PLC, Royal Bank of Canada, Barclays Capital and RBC Capital Markets, dated as of November 9, 2011, filed as Exhibit 99.1 to the Current Report on Form 8-K, filed on November 9, 2011 by Open Text Corporation and incorporated by reference herein.*

(b)(2)	First Amendment to Amended and Restated Credit Agreement and Amended and Restated Security and Pledge Agreement, dated as of December 16, 2013, between Open Text ULC, as term borrower, Open Text ULC, Open Text Inc. and Open Text Corporation, as revolving credit borrowers, the domestic guarantors party thereto, each of the lenders party thereto, Barclays Bank PLC, as sole administrative agent and collateral agent, and Royal Bank of Canada, as documentary credit lender, filed as Exhibit 10.1 to the Current Report on Form 8-K, filed on December 20, 2013 by Open Text Corporation and incorporated by reference herein.*

(b)(3)	Second Amendment to Amended and Restated Credit Agreement, dated as of December 22, 2014, between Open Text ULC, as term borrower, Open Text ULC, Open Text Holdings, Inc. and Open Text Corporation, as revolving credit borrowers, the domestic guarantors party thereto, each of the lenders party thereto, Barclays Bank PLC, as sole administrative agent and collateral agent, and Royal Bank of Canada, as documentary credit lender, filed as Exhibit 10.1 to the Current Report on Form 8-K, filed on December 23, 2014 by Open Text Corporation and incorporated by reference herein.*

(b)(4)	Amendment No. 3 to Second Amended and Restated Credit Agreement, dated as of May 5, 2017, among Open Text ULC, Open Text Holdings, Inc. and Open Text Corporation, as borrowers, the guarantors party thereto, each of the lenders party thereto, and Barclays Bank PLC, as sole administrative agent and collateral agent, filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q, filed on May 8, 2017 by Open Text Corporation and incorporated by reference herein.*

(b)(5)	Agreement and Plan of Merger by and among Open Text Corporation, Galileo Acquisition Sub Inc. and Guidance Software, Inc., dated as of July 25, 2017, filed as Exhibit 2.1 to the Current Report on Form 8-K, filed on July 26, 2017 by Guidance Software, Inc. and incorporated by reference herein.*

(d)(1)	Agreement and Plan of Merger, dated as of July 25, 2017, by and among Open Text Corporation, Galileo Acquisition Sub Inc. and Guidance Software, Inc.*

(d)(2)	Tender and Voting Agreement, dated as of July 25, 2017, by and among Open Text Corporation, Galileo Acquisition Sub Inc. and certain stockholders of Guidance Software, Inc. (incorporated by reference to Exhibit 6 to Schedule 13D filed by OpenText Corporation with the Securities and Exchange Commission on August 4, 2017).*

(d)(3)	Confidentiality Agreement, dated as of November 11, 2016, by and between Open Text Corporation and Guidance Software, Inc. (incorporated by reference to Exhibit 7 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on August 4, 2017).*

(d)(4)	Exclusivity Agreement, dated as of June 26, 2017, by and between Open Text Corporation and Guidance Software, Inc.*

(g)	Not applicable

(h)	Not applicable

*	Previously filed